Filed Pursuant to Rule 433
Registration No. 333-202524
Dated September 20, 2016
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015,
Equity Index Underlying Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Enhanced Averaging Buffered Notes

▶ Enhanced Averaging Buffered Notes Linked to a basket consisting of the S&P 500® Index (50%), S&P MidCap 400® Index (20%), the Russell 2000® Index (10%) and the iShares U.S. Real Estate ETF (20%)

▶ Maturity of approximately 4 years

▶ If the Final Basket Level is greater than or equal to 80% of the Initial Basket Level, between 1.35x and 1.45x uncapped exposure to any positive Average Reference Return of the Reference Asset based on the average Official Closing Values of the Reference Asset Components on five Observation Dates beginning September 30, 2019

▶ If the Final Basket Level is less than 80% of the Initial Basket Level, exposure to any decreases of the Reference Asset beyond 20% as of the Final Valuation Date

▶ The Notes do not guarantee any return of principal, and you could lose all of your investment

▶ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Enhanced Averaging Buffered Notes (each a "Note" and collectively the "Notes") will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement, or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the free writing prospectus to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the free writing prospectus to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-18 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement, page S-2 of the accompanying Equity Index Underlying Supplement, and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $965 and $995 per Note, which may be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-6 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-18 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.

Enhanced Averaging Buffered Notes
Linked to a Basket Consisting of the S&P 500® Index, the S&P 400® Index, the Russell 2000® Index and the iShares U.S. Real Estate ETF

Indicative Terms*

Principal Amount	$1,000 per Note
Reference Asset	A basket consisting of the following three indices and one ETF (each, a "Reference Asset Component" and together, the "Reference Asset Components"): the S&P 500® Index (50%), S&P 400® Index (20%), the Russell 2000® Index (10%) and the iShares U.S. Real Estate ETF (20%)
Term	Approximately 4 years
Payment at Maturity per Note	**If the Final Basket Level is greater than or equal to the Buffer Level:** $1,000 + ($1,000 × Average Reference Return x Upside Participation Rate) **If the Final Basket Level is less than the Buffer Level:** $1,000 + [$1,000 × (a) (Final Reference Return + 20%) + (b) (Average Reference Return x Upside Participation Rate)] If the Final Basket Level is less than the Buffer Level, you may lose up to 80% of your Principal Amount.
Upside Participation Rate	Between 135% and 145% (to be determined on the Pricing Date)
Buffer Level	80 (80% of the Initial Basket Level)
Average Reference Return	$\dfrac{\text{Average Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$ The Average Reference Return is floored at zero.
Final Reference Return	$\dfrac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$
Initial Basket Level	Set to 100 on the Pricing Date
Average Basket Level	100 × (1 + (the sum of each Average Component Return multiplied by its respective Component Weighting))
Final Basket Level	100 × (1 + (the sum of each Final Component Return multiplied by its respective Component Weighting))
Trade Date	September 30, 2016
Pricing Date	September 30, 2016
Original Issue Date	October 5, 2016
Final Valuation Date†	September 30, 2020
Maturity Date†	October 5, 2020
Observation Dates	See page FWP-5
CUSIP/ISIN	40433UVS2 / US40433UVS22

The Notes

The Notes provide an opportunity for a potentially leveraged positive Average Reference Return if the Final Basket Level is greater than or equal to the Buffer Level. The Average Reference Return will be determined based upon the average of the Official Closing Values of the Reference Asset Components on each of the five Observation Dates.

If the Final Basket Level is less than the Buffer Level, the Notes are subject to 1-to-1 exposure to any decreases of the Reference Asset beyond 20% as of the Final Valuation Date. **If the Final Basket Level is less than the Buffer Level, you may lose up to 80% of your Principal Amount.**

Features of Quarterly Averaging

► The return on securities with a return that depends in part on quarterly averaging, such as the Notes, may be less volatile compared to securities where the return is fixed only from point to point. However, the effect of the quarterly averaging may reduce the return on the Notes under certain market conditions.

► As compared with the point to point payoff method, a quarterly averaging payoff method may yield a higher final return if the Reference Asset Components increase over the term of the Notes but decrease near the end. However, it may yield a lower final return if the Reference Asset Components decrease over most of the term of the Notes but increase near the end.

► Averaging will not reflect the full performance of the Reference Asset Components if the Reference Asset Components steadily increase over the term of the Notes.

► Please note that the return on the Notes will be affected by both the Average Reference Return and the Final Reference Return.

The offering period for the Notes is through **September 30, 2016**



* As more fully described on page FWP-5.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.

Information About the Reference Asset Components

The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The top 5 industry groups by market capitalization as of August 31, 2016 were: Information Technology, Financials, Health Care, Consumer Discretionary, and Consumer Staples.



The S&P MidCap 400® Index

The MID is comprised of 400 companies with mid-sized market capitalizations. The calculation of the value of the MID is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies during the base period of June 28, 1991.

The top 5 industry groups by market capitalization as of August 31, 2016 were: Financials, Industrials, Information Technology, Consumer Discretionary and Health Care.



The Russell 2000® Index

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization. The top 5 industry groups by market capitalization as of August 31, 2016 were: Financial Services, Technology, Consumer Discretionary, Health Care, and Producer Durables.



iShares® U.S. Real Estate ETF

The IYR seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Real Estate Index[SM]. The Dow Jones U.S. Real Estate Index[SM] is a float-adjusted market capitalization-weighted real-time index and is designed to provide a broad measure of the performance of the real estate sector of the U.S. securities market.



The graphs above illustrate the daily performance of each Reference Asset Component from January 1, 2008 through September 19, 2016. The Closing Values in the graphs above were obtained from the Bloomberg Professional® Service. Past performance of any Reference Asset Component is not necessarily an indication of its future performance. For further information on each Reference Asset Component, please see "Information Relating to the Reference Asset Components" beginning on page FWP-14, "The S&P 500® Index", the "S&P 400® Index" and "The Russell 2000® Index" in the accompanying Equity Index Underlying Supplement and "Information Relating to the Securities Linked to the iShares® U.S. Real Estate ETF" on page FWP-17 and in the accompanying ETF Underlying Supplement. We have derived all disclosure regarding the Reference Asset Components from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset Components.

HSBC USA Inc.
Enhanced Averaging Buffered Notes



Linked to a Basket Consisting of the S&P 500® Index, the S&P MidCap 400® Index, the Russell 2000® Index, and the iShares® U.S. Real Estate ETF

The offering of Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of an unequally weighted basket consisting of the Reference Asset Components (together, the "Reference Asset"). The Notes are a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Reference Asset consisting of the following three indices and one ETF (each a "Reference Asset Component" and together, the "Reference Asset Components"): the S&P 500® Index, the S&P MidCap 400® Index, the Russell 2000® Index, and the iShares® U.S. Real Estate ETF
Component Weightings:	50% for the SPX, 20% for the MID, 10% for the RTY and 20% for the IYR
Trade Date:	September 30, 2016
Pricing Date:	September 30, 2016
Original Issue Date:	October 5, 2016
Final Valuation Date:	September 30, 2020. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be October 5, 2020. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes–Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Observation Dates:	The 30th of March, June, September and December starting on September 30, 2019 and ending on the Final Valuation Date. There will be a total of five Observation Dates over the term of the Notes. If a scheduled Observation Date is not a scheduled trading day as to any Reference Asset Component, the next scheduled trading day will be that Observation Date for that Reference Asset Component. The Observation Dates are subject to adjustment as described under "Additional Terms of the Notes–Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Payment at Maturity per Note:	**If the Final Basket Level is greater than or equal to the Buffer Level:** $1,000 + ($1,000 × Average Reference Return x Upside Participation Rate) **If the Final Basket Level is less than the Buffer Level:** $1,000 + [$1,000 × (a) (Final Reference Return + 20%) + (b) (Average Reference Return x Upside Participation Rate)] If the Final Basket Level is less than the Buffer Level, you may lose up to 100% of your investment.
Upside Participation Rate:	Between 135% and 145% (to be determined on the Pricing Date)
Buffer Level:	80% of the Initial Basket Level
Average Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Average Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$ The Average Reference Return is floored at zero.
Final Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$
Initial Basket Level:	Set to 100 on the Pricing Date

Average Basket Level:	The Average Basket Level will be calculated as follows: 100 × (1 + (the sum of each Average Component Return multiplied by its respective Component Weighting))
Average Component Return:	For each of the Reference Asset Components, the Average Component Return refers to the average return for that Reference Asset Component. The return is expressed as the percentage change from the Initial Component Value of that Reference Asset Component to its Average Component Value, as follows: $$\frac{\text{Average Component Value} - \text{Initial Component Value}}{\text{Initial Component Value}}$$
Final Basket Level:	The Final Basket Level will be calculated as follows: 100 × (1 + (the sum of each Final Component Return multiplied by its respective Component Weighting))
Final Component Return:	For each of the Reference Asset Components, the Final Component Return refers to the final return for that Reference Asset Component. The return is expressed as the percentage change from the Initial Component Value of that Reference Asset Component to its Final Component Value, as follows: $$\frac{\text{Final Component Value} - \text{Initial Component Value}}{\text{Initial Component Value}}$$
Initial Component Value:	With respect to each Reference Asset Component, its Official Closing Level (as defined below) on the Pricing Date, as determined by the calculation agent.
Average Component Value:	The Average Component Value for each Reference Asset Component is equal to the arithmetic average of its Official Closing Values on each of the five Observation Dates.
Final Component Value:	With respect to each Reference Asset Component, its Official Closing Value on the Final Valuation Date, as determined by the calculation agent.
Official Closing Level:	With respect to each Reference Asset Component, the official closing level or price, as applicable, on any scheduled trading day will be determined by the calculation agent based upon the closing level of the applicable index displayed on the following pages on the Bloomberg Professional® service: for the SPX, page "SPX <INDEX>"; for the MID, page "MID <INDEX>"; for the RTY, page "RTY <INDEX>," and for the IYR, the closing price of that ETF displayed on page "IYR UP <EQUITY>"; and with respect to the IYR, subject to adjustment by the calculation agent as described under "Additional Terms of the Notes – Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement. With respect to any of the foregoing, if the value for the relevant Reference Asset Component is not so displayed on such page, the calculation agent may refer to the display on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40433UVS2 / US40433UVS22
Estimated Initial Value:	The Estimated Initial Value of the Notes may be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the free writing prospectus to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, may be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the free writing prospectus relating to the Notes.

GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015, the Equity Index Underlying Supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this free writing prospectus, beginning on page S-1 of the prospectus supplement, beginning on page S-2 of the Equity Index Underlying Supplement and beginning on page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

- The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Payment at Maturity, which is an amount in cash, described below:

If the Final Basket Level is greater than or equal to the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows**:**

$1,000 + ($1,000 × Average Reference Return x Upside Participation Rate)

If the Final Basket Level is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (a) (Final Reference Return + 20%) + (b) (Average Reference Return x Upside Participation Rate)]

If the Final Basket Level is less than the Buffer Level, you may lose up to 100% of your investment.

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors and Reference Issuer

With respect to the SPX and the MID, S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial is the reference sponsor. With respect to the RTY, FTSE Russell is the reference sponsor. With respect to the securities linked to the IYR, iShares, Inc. is the reference issuer.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek an investment with leveraged returns linked to the potential positive average performance of the Reference Asset and you believe that the level of the basket will increase from the Pricing Date to the Final Valuation Date.

▶ You are willing to make an investment that is exposed to the negative Final Reference Return on a 1-to-1 basis for each percentage point that the Final Reference Return is less than -20%.

▶ You are willing to forgo dividends or other distributions paid on each of the applicable Reference Asset Components or the stocks included in or held by the Reference Asset Components.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Final Basket Level will be less than the Buffer Level or that the Average Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to make an investment that is exposed to the negative Final Reference Return on a 1-to-1 basis for each percentage point that the Final Reference Return is less than -20%.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on each of the applicable Reference Asset Components or the stocks included in or held by the Reference Asset Components.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement, page S-2 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the IYR or in any of the stocks comprising or held by any Reference Asset Component. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement; and

▶ "—General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be exposed to the decline in the Final Basket Level from the Initial Level beyond the Buffer Level of 20%. Accordingly, if the Average Reference Return is positive, investors will lose 1% of the Principal Amount for each 1% that the Final Basket Level is less than the Buffer Level. Even if the Average Reference Return is positive, if the Final Basket Level is less than the Buffer Level, you may lose up to 80% your Principal Amount at maturity.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Average Basket Level may be less than the Final Basket Level.

The Average Basket Level is calculated by reference to the average of the Official Closing Values of the Reference Asset Components on the Observation Dates, and may be less than the Final Basket Level. As a result, your return on the Notes may be less than you would receive if the Payment at Maturity was based solely on the Official Closing Values of the Reference Asset Components on the Final Valuation Date. This difference could be particularly large if there is a significant increase in the Official Closing Values of the Reference Asset Components during the latter portion of the term of the Notes. Additionally, the secondary market value of the Notes, if such a market exists, will be impacted by the Official Closing Values of the Reference Asset Components on any previous Observation Dates, in that those values will affect the Payment at Maturity.

The amount payable on the Notes is not linked to the values of the Reference Asset Components at any time other than on the Observation Dates, including the Final Valuation Date.

The Average Basket Level and the Final Basket Level will be based on the Official Closing Values of the Reference Asset Components on each of the Observation Dates and the Final Valuation Date, respectively, subject to postponement for non-trading days and certain Market Disruption Events. Even if the values of the Reference Asset Components appreciate during the term of the Notes on days other than the Observation Dates, including the Final Valuation Date, but then decrease on one or more of the Observation Dates, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the values of the Reference Asset Components prior to such decrease. Although the actual levels of the Reference Asset Components on the Maturity Date or at other times during the term of the Notes may be higher than their respective Average Component Values or Final Component Values, the Payment at Maturity will be based solely on the Official Closing Value of each Reference Asset Component on each of the Observation Dates, including the Final Valuation Date.

A change in the value of one or more Reference Asset Components may be offset by a change in the values of the other Reference Asset Components.

A change in the value of one or more Reference Asset Components as of each Observation Date, including the Final Valuation Date, may not correlate with a change in the values of the other Reference Asset Components. The value of one or more Reference Asset Components may increase, while the values of the other Reference Asset Components may not increase as much, or may even decrease. Therefore, in calculating the value of the Reference Asset, an increase in the value of one or more Reference Asset Components may be moderated, or wholly offset, by lesser increases or decreases in the values of the other Reference Asset Components. This effect is further amplified by the differing weights of the Reference Asset Components. Changes in the level of the

SPX, which is more heavily weighted in the basket, will have a larger impact than changes in the values of the other Reference Asset Components.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsors or reference issuer concerning additions, deletions and substitutions of the constituents comprising the Reference Asset Components and the manner in which the reference sponsors or reference issuer take account of certain changes affecting those constituents may affect the values of the Reference Asset Components. The policies of the reference sponsors or reference issuer with respect to the calculation of the Reference Asset Components could also affect the values of the Reference Asset Components. The reference sponsors or reference issuer may discontinue or suspend calculation or dissemination of the Reference Asset Components. Any such actions could affect the value of and return on the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, may be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and may be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Reference Asset Components and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If HSBC Securities (USA) Inc. were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 10 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

Small- and mid-capitalization risk.

The RTY tracks companies that may be considered small-capitalization companies and the MID tracks companies that may be considered mid-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index level may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization and mid-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization and mid-capitalization companies may be thinly traded, making it difficult for the RTY or MID, as applicable, to track them. In addition, small-capitalization and mid-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization and mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

The Notes lack of liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" below and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Securities linked to the IYR are subject to risks associated with an investment in a concentrated industry.

The securities held by the IYR are issued by companies that are in the real estate industry. Therefore, an investment in the Notes may carry risks similar to a concentrated securities investment in a single industry. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting this industry than an investment linked to a more broadly diversified group of issuers.

Securities linked to the IYR are subject to risks associated with the real estate industry.

Most of the securities, if not all, held by the IYR are issued by companies involved directly or indirectly in the real estate industry. The value of real estate and, consequently, companies involved in the real estate industry may be affected by many complex factors that interrelate with each other in complex and unpredictable ways. Such factors may include, but are not limited to, general economic and political conditions, liquidity in the real estate market, rising or falling interest rates, governmental actions and the ability of borrowers to obtain financing for real estate development or to repay their loans. Any negative developments in any such factor may negatively affect the prices of securities held by the IYR and, consequently, may adversely affect the price of the IYR and the value of the Notes.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Basket Level. We cannot predict the Official Closing Values of the Reference Asset Components. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. With respect to the Notes, the Payment at Maturity may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples assume the following:

▸ Principal Amount: $1,000
▸ Hypothetical Upside Participation Rate: 140.00% (the actual Upside Participation Rate will be determined on the Pricing Date and will be between 135% and 145%)

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or return of the Notes.

Example 1: The Final Basket Level is greater than or equal to the Buffer Level and the Average Reference Return is 5%.

Average Reference Return:	5.00%
Payment at Maturity:	**$1,070.00**

In this example, the Payment at Maturity would be $1,070.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Average Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 140.00%)

= $1,070.00

Example 1 shows that you will receive a positive return on your Notes equal to the Average Reference Return multiplied by the hypothetical Upside Participation Rate of 140.00% when the Final Basket Level is greater than or equal to the Buffer Level and the Average Reference Return is positive.

Example 2: The Final Basket Level is greater than or equal to the Buffer Level and the (Average Basket Level – Initial Basket Level) / Initial Basket Level is -5%, and therefore the Average Reference Return is floored at 0%.

(Average Basket Level – Initial Basket Level) / Initial Basket Level	-5.00%
Average Reference Return:	0.00%
Payment at Maturity:	**$1,000.00**

In this example, although the Average Reference Return is negative, the Payment at Maturity would be $1,000.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Average Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 0.00% × 140.00%)

= $1,000.00

Because the Average Reference Return is floored at zero, the Payment at Maturity would be $1,000.00 per $1,000 Principal Amount (a zero return) if the Final Basket Level is greater than or equal to the Buffer Level and the Average Reference Return is negative.

Example 3: The Final Basket Level is less than the Buffer Level, but the Average Reference Return is positive and, together with the Upside Participation Rate, offsets the negative Final Reference Return.

Average Reference Return:	10.00%
Final Reference Return:	-27.00%
Payment at Maturity:	**$1,070.00**

In this example, the Payment at Maturity would be $1,070.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (a) (Final Reference Return + 20%) + (b) (Average Reference Return x Upside Participation Rate)]

$$= \$1,000 + [\$1,000 \times \text{(a) } (-27\% + 20\%) + \text{(b) } (10.00\% \times 140.00\%)]$$

$$= \$1,070.00$$

Example 3 shows that when the Final Basket Level is less than the Buffer Level, you will receive a positive return on your Notes only if the sum of the Final Reference Return and 20% can be offset by the Average Reference Return multiplied by the Upside Participation Rate.

Example 4: The Final Basket Level is less than the Buffer Level, but the Average Reference Return is positive, but not enough to offset, together with the Upside Participation Rate, the negative Final Reference Return.

Average Reference Return:	5.00%
Final Reference Return:	-35.00%
Payment at Maturity:	**$920.00**

In this example, the Payment at Maturity would be $920.00 per $1,000 Principal Amount of the Notes, calculated as follows:

$$\$1,000 + [\$1,000 \times \text{(a) (Final Reference Return} + 20\%) + \text{(b) (Average Reference Return} \times \text{Upside Participation Rate)}]$$

$$= \$1,000 + [\$1,000 \times \text{(a) } (-35\% + 20\%) + \text{(b) } (5.00\% \times 140.00\%)]$$

$$= \$920.00$$

Example 4 shows that when the Final Basket Level is less than the Buffer Level, you will lose some of the Principal Amount if the sum of the Final Reference Return and 20% cannot be offset by the Average Reference Return multiplied by the Upside Participation Rate.

Example 5: The Final Basket Level is less than the Buffer Level and the (Average Basket Level – Initial Basket Level) / Initial Basket Level is -5%, and therefore the Average Reference Return is floored at 0%.

(Average Basket Level – Initial Basket Level) / Initial Basket Level	-5.00%
Average Reference Return:	0.00%
Final Reference Return:	-50.00%
Payment at Maturity:	**$700.00**

In this example, the Payment at Maturity would be $700.00 per $1,000 Principal Amount of the Notes, calculated as follows:

$$\$1,000 + [\$1,000 \times \text{(a) (Final Reference Return} + 20\%) + \text{(b) (Average Reference Return} \times \text{Upside Participation Rate)}]$$

$$= \$1,000 + [\$1,000 \times \text{(a) } (-50\% + 20\%) + \text{(b) } (0.00\% \times 140.00\%)]$$

$$= \$700.00$$

Example 5 shows that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset beyond -20% as of the Final Valuation Date, if the Average Reference Return is less than or equal to zero. YOU MAY LOSE UP TO 80% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

INFORMATION RELATING TO THE REFERENCE ASSET COMPONENTS

THE S&P 500® INDEX

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of August 31, 2016 were: Information Technology, Financials, Health Care, Consumer Discretionary, and Consumer Staples.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 1, 2008 through September 19, 2016. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on any of the quarterly Observation Dates, including the Final Valuation Date.

The S&P MidCap 400[®] Index

Description of the MID

The MID is comprised of 400 companies with mid-sized market capitalizations ranging from $1.4 billion to $5.9 billion and covers over 7% of the U.S. equities market. The calculation of the value of the MID is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies during the base period of June 28, 1991.

The top 5 industry groups by market capitalization as of August 31, 2016 were: Financials, Industrials, Information Technology, Consumer Discretionary and Health Care.

For more information about the MID, see "The Russell 2000[®] Index" on page S-52 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the MID

The following graph sets forth the historical performance of the MID based on the daily historical closing levels from January 1, 2008 through September 19, 2016. We obtained the closing levels below from the Bloomberg Professional[®] service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional[®] service.



The historical levels of the MID should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the MID on any of the quarterly Observation Dates, including the Final Valuation Date.

The Russell 2000® Index

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of August 31, 2016 were: Financial Services, Technology, Consumer Discretionary, Health Care, and Producer Durables.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 1, 2008 through September 19, 2016. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on any of the quarterly Observation Dates, including the Final Valuation Date.

THE iShares® U.S. Real Estate ETF ("IYR")

Description of the IYR

The IYR seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Real Estate Index^{SM}. The Dow Jones U.S. Real Estate Index^{SM} is a float-adjusted market capitalization-weighted real-time index and is designed to provide a broad measure of the performance of the real estate sector of the U.S. securities market. The returns of the IYR may be affected by certain management fees and other expenses, which are detailed in its prospectus.

For more information about the IYR, see "The iShares® U.S. Real Estate ETF" on page S-28 of the accompanying ETF Underlying Supplement.

Historical Performance of the IYR

The following graph sets forth the historical performance of the IYR based on the daily historical closing prices from January 2, 2008 through September 19, 2016. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the IYR should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the IYR on the Final Valuation Date.

Quarter Begin	Quarter End	Quarterly High (Intraday) ($)	Quarterly Low (Intraday) ($)	Quarterly Close ($)
1/2/2008	3/31/2008	68.74	56.74	65.10
4/1/2008	6/30/2008	71.76	60.24	60.80
7/1/2008	9/30/2008	77.48	55.17	61.95
10/1/2008	12/31/2008	61.17	23.51	35.54
1/2/2009	3/31/2009	37.66	20.98	25.46
4/1/2009	6/30/2009	36.14	24.74	32.42
7/1/2009	9/30/2009	46.46	29.14	42.67
10/1/2009	12/31/2009	47.94	39.45	46.83
1/4/2010	3/31/2010	51.16	41.71	49.78
4/1/2010	6/30/2010	55.00	43.16	47.21
7/1/2010	9/30/2010	55.41	44.85	52.88
10/1/2010	12/31/2010	57.97	52.27	56.03
1/3/2011	3/31/2011	60.79	55.15	59.40
4/1/2011	6/30/2011	62.80	57.94	60.30
7/1/2011	9/30/2011	63.00	49.05	50.57
10/3/2011	12/30/2011	58.18	46.70	56.81
1/3/2012	3/30/2012	62.81	56.06	62.30
4/2/2012	6/29/2012	64.87	58.88	63.94
7/2/2012	9/28/2012	68.26	63.67	64.38
10/1/2012	12/31/2012	65.56	60.84	64.67
1/2/2013	3/29/2013	69.55	65.29	69.48
4/1/2013	6/28/2013	76.21	62.71	66.43
7/1/2013	9/30/2013	69.60	60.92	63.79
10/1/2013	12/31/2013	68.25	61.90	63.08
1/1/2014	3/31/2014	69.33	62.60	67.67
4/1/2014	6/30/2014	73.16	67.32	71.79
7/1/2014	9/30/2014	74.95	68.59	69.20
10/1/2014	12/31/2014	79.13	68.66	76.84
1/1/2015	3/31/2015	83.54	76.33	79.32
4/1/2015	6/30/2015	80.89	71.24	71.30
7/1/2015	9/30/2015	76.69	68.28	70.95
10/1/2015	12/31/2015	77.04	70.54	75.08
1/1/2016	3/31/2016	77.96	65.88	77.86
4/1/2016	6/30/2016	82.39	75.62	82.39
7/1/2016	9/19/2016*	85.80	78.67	80.13

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Average Reference Return and the Final Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Reference Asset Component on that scheduled trading day, then the accelerated Final Valuation Date for that Reference Asset Component will be postponed for up to four scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Reference Asset Component on the scheduled trading day immediately preceding the date of acceleration, the determination of that Reference Asset Component's relevant values will be made on that date, irrespective of the existence of a Market Disruption Event with respect to another Reference Asset Component occurring on that date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this free writing prospectus, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this free writing prospectus. Neither HSBC Securities (USA) Inc. or any of its affiliates will pay any underwriting discount in connection with the distribution of the notes.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this free writing prospectus in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the IYR (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note and attributable to the relevant Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the relevant Underlying Shares at fair market value on the Original Issue Date of such Note for an amount equal to the "issue price" of the Note allocable to the relevant Underlying Shares and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the relevant Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain upon maturity, sale or exchange of a Note after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

Equity Index Underlying Supplement

ETF Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Enhanced Averaging Buffered Notes

September 20, 2016

FREE WRITING PROSPECTUS